UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On July 17, 2025, Mercurity Fintech Holding Inc. (Nasdaq: MFH) (the “Company”) entered into an $200 million Equity Line of Credit Agreement (the “Agreement”) with Solana Ventures Ltd., a corporation organized and existing under the laws of the British Virgin Islands (the “Investor”).

According to the Agreement, the 24-month facility provides the Company with strategic flexibility to access capital in tranches ranging from $250,000 to $3 million, depending on market conditions and operational needs. The facility is subject to the filing and effectiveness of a registration statement with the SEC. The Company intends to deploy this capital to support Solana-based staking operations, decentralized yield-generation protocols, and institutional-grade treasury management infrastructure.

In addition, the Agreement contains several provisions designed to protect existing shareholders from excessive dilution. The Company will issue new shares priced at 95% of the volume-weighted average price (VWAP), with a floor price set at 80% of the 10-day trading low. The Investor’ beneficial ownership is capped at 4.99% of the Company’s outstanding shares, and purchase notices are limited to prevent market disruption.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Line of Credit Agreement, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

On July 21, 2025, the Company published an announcement (the “Press Release”), a copy of which is attached herein as Exhibit 99.1.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth below.

INCORPORATION BY REFERENCE

This Report shall be incorporated by reference into the Company’s (i) registration statement on Form S-8, which became effective on May 12, 2025 (File No. 333-287201); and (ii) registration statement on Form F-3, as amended, which became effective on June 27, 2025 (File No. 333-287428), and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Line of Credit Agreement dated July 17, 2025
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: July 21, 2025